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Exhibit 99.1

AUDITORS' REPORT PURSUANT TO ART. 14 AND 16
OF LEGISLATIVE DECREE No. 39 OF JANUARY 27, 2010

To the Shareholders of
LUXOTTICA GROUP S.p.A.

1.
We have audited the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries which comprise the Consolidated Statements of Financial Position as of December 31, 2010, and the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows for the year then ended, and a summary of significant accounting policies and notes to the Consolidated Financial Statements. These consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n° 38/2005 are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

  For the opinion on the prior year's consolidated financial statements, whose data are presented for comparative purposes, reference should be made to our auditors' report issued on April 6, 2010.

3.
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Luxottica Group as of December 31, 2010, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n° 38/2005.

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia
Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239
Partita IVA: IT 03049560166

Member of Deloitte Touche Tohmatsu Limited

4.
The Directors of Luxottica Group S.p.A. are responsible for the preparation of the report on operations and the annual report on Corporate Governance in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) in the annual report on Corporate Governance, with the consolidated financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the report on operations and the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998 paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) included in the annual report on Corporate Governance are consistent with the consolidated financial statements of the Luxottica Group as of and for the year ended December 31, 2010.

DELOITTE & TOUCHE S.p.A.

Signed by
Dario Righetti
Partner

Milan, Italy
April 4, 2011

This report has been translated into the English language
solely for the convenience of international readers.

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  Exhibit 99.1
AUDITORS' REPORT PURSUANT TO ART. 14 AND 16 OF LEGISLATIVE DECREE No. 39 OF JANUARY 27, 2010